Brewer & Pritchard A PROFESSIONAL CORPORATION ATTORNEYS & COUNSELORS	Three Riverway, 18th Floor Houston, Texas 77056 Tel: (713) 209-2950 Fax: (713) 659-5302 Email: info@BPLaw.com Website: www.BPLaw.com

July 24, 2015

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Oil and Gas Corp. Registration Statement on Form S-1 Filed June 26, 2015 File No. 333-205237

Dear Mr. Schwall,

In response to your comment letter dated July 20, 2015, Virtus Oil and Gas Corp. (the “Company,” “Virtus,” “we,” and “us”) has the following responses. Capitalized terms used herein not defined have the definition ascribed to them in the Purchase Agreement (as defined in the Registration Statement).

General

1.	Please note that in order to register the shares underlying the Additional Convertible Note, the private placement must be complete prior to filing the registration statement. Himmel’s ability to reject acceptance of the Additional Convertible Note if there is a suspension of trading in or notice of delisting of common stock pursuant to Section 5.3(b)(v) of the Purchase Agreement suggests that Himmel is not irrevocably bound to purchase such security and that the private placement may not be complete. For guidance, refer to Questions 139.06 and 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations. To the extent you would like to register the shares underlying the Additional Convertible Note, please remove this provision from the Purchase Agreement and file the revised Purchase Agreement as an exhibit to your registration statement.

RESPONSE:

As telephonically communicated to Ms. Dorin on July 22, 2015 and for the reasons detailed below, we believe Section 5.3(b)(v) of the purchase agreement dated May 22, 2015 (“Purchase Agreement”) by and between the Company and Himmil Investments, Ltd. (the “Investor”) is consistent with the Staff’s guidance regarding when an investor in a PIPE transaction is deemed to be irrevocably bound to purchase the subject securities. Based on the analysis and facts set forth below, we respectfully request that the Staff concur with our view that the Investor is irrevocably bound to purchase the Second Additional Note (as defined in the Purchase Agreement) and that Section 5.3(b)(v) of the Purchase Agreement is a closing condition that is not within the Investor’s control or one which the Investor can cause not to be satisfied.

Securities and Exchange Commission

July 24, 2015

The transactions contemplated by the Purchase Agreement were completed as of May 22, 2015 (the date of the Purchase Agreement) and the Investor was at market risk as of that date, which preceded the June 26, 2014 filing date of the Registration Statement. As of May 22, 2015, under the terms of the Purchase Agreement, the Investor completed the purchase of the Initial Note for a fixed purchase price of $250,000, was irrevocably bound to purchase the First Additional Note (which note was purchased by the Investor on June 22, 2015) for $250,000 and was irrevocably bound to purchase the Second Additional Note for the fixed purchase price of $300,000, subject to the satisfaction in the Purchase Agreement relating to the Second Additional Closing.

Compliance and Disclosure Interpretations (“C&DIs”) Question 139.06 permits “the resale registration statement [to] be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.” (Emphasis added).

C&DIs Question 139.11 permits a company to register the resale of securities when the investor is “irrevocably bound to purchase a set number of securities for a set purchase price that is not based upon market price or a fluctuating ratio…” C&DIs Question 139.11 further states that, “there can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.”

As clearly set forth in the Purchase Agreement, and in accordance with the above-referenced SEC guidance, since May 22, 2015 the Investor was irrevocably bound to purchase a set number of securities (i.e., one Initial Note, one First Additional Note and one Second Additional Note) for a set purchase price (i.e., $250,000 for each of the Initial Note and the First Additional Note and $300,000 for the Second Additional Note) that is not based upon market price or a fluctuating ratio either at the time of effectiveness or any subsequent date and there are no closing conditions that are within the Investor’s control or that the Investor could cause not to be satisfied.

Securities and Exchange Commission

July 24, 2015

Specifically, we submit that in compliance with CD&Is Questions 139.06 and 139.11, the conditions set forth in Section 5.3(b)(v) of the Purchase Agreement are entirely outside the control of the Investor, as the Investor has no control over whether any of the following events specified in Section 5.3(b)(v) are triggered:

•	trading in the Company’s common stock shall not have been suspended by the Commission, the OTCQB or FINRA;
•	the Company shall not have received any final and non-appealable notice that the listing or quotation of the Company’s common stock on the OTCQB shall be terminated;
•	trading in securities generally as reported on the OTCQB shall not have been suspended or limited;
•	a banking moratorium have been declared either by the U.S. or New York State authorities;
•	any suspension of electronic trading or settlement services by the Depository Trust Company with respect to the Company’s common stock; or
•	there shall have occurred any material outbreak or escalation of hostilities or other national or international calamity or crisis that has had or would reasonably be expected to have a material adverse change in any U.S. financial, credit or securities market that is continuing.

Further, we believe that the conditions in Section 5.3(b)(v) of the Purchase Agreement are customary for PIPE and similar transactions and have been included is similar transactions the Staff has reviewed and for which the subject resale registration statements were declared effective. For examples, we respectfully direct the Staff’s attention to the following S-1 registration statements:

HydroPhi Technologies Group, Inc., Registration No. 333-1195686
(declared effective July 25, 2014)

Guided Therapeutics, Inc.., Registration No. Registration No. 333-195603
(declared effective May 12, 2014)

Armco Metals Holdings, Inc., Registration No. 333-193103

(declared effective February 2, 2014)

Accordingly, we respectfully submit that the Investor is irrevocably bound to purchase the Second Additional Note in full compliance with the Staff’s public guidance on registering the resale of PIPE transactions contained in the C&DIs, and the Company should not be required amend the Purchase Agreement as requested by the Staff.

2.	Please provide us with your analysis as to whether Himmel’s ability to assign its rights under Section 8.1 of the Purchase Agreement impacts its obligation to purchase the Additional Convertible Note.

Securities and Exchange Commission

July 24, 2015

RESPONSE:

As telephonically communicated to Ms. Dorin on July 22, 2015 and for the reasons detailed below, we do not believe Section 8.1 of the Purchase Agreement impacts the Investor’s obligation to purchase the Second Additional Note. Based on the analysis and facts set forth below, we respectfully request that the Staff concur with our view that the Investor is irrevocably bound to purchase the Second Additional Note and that Section 8.1 of the Purchase Agreement does not permit the Investor to assign or impact the Investor’s obligations to purchase the Second Additional Note.

Section 8.1 of the Purchase Agreement allows “the Investor [to] assign some or all of its rights hereunder in connection with any assignment or transfer of any of its Securities …” (emphasis added). Securities, as defined in the Purchase Agreement, consists of the Notes (including the Second Additional Note) and the Company’s common stock underlying the Notes (including the common stock underlying the Second Additional Note). Clearly, in order for the Investor to transfer or assign Securities, including the Second Additional Note, the Investor would have to have already purchased such Securities. Therefore, Section 8.1 of the Purchase Agreement is narrowly tailored to permit the Investor to only assign some or all of its rights under the Purchase Agreement that relate to the assignment or transfer of Securities it has purchased under the Purchase Agreement. For instance, upon the assignment of previously purchased Securities, the Investor is permitted to also assign the rights granted to the Investor in Section 4.5 of the Purchase Agreement relating to the Company’s obligation to process Rule 144 legal opinions or opinions pursuant to the resale registration statement and the Investor’s rights in the event the Company fails to process such transfers. Without this provision in Section 8.1 of the Purchase Agreement, a subsequent owner of purchased Securities could be unable to enforce the Company’s obligations under Section 4.5 of the Purchase Agreement.

To be clear, Section 8.1 of the Purchase Agreement does not relieve or permit the transfer of the Investor’s obligation to purchase the Second Additional Note if the conditions to the Second Additional Closing are otherwise satisfied following delivery by the Company of the Second Additional Closing Notice. If such conditions are met as of the Second Additional Closing Date and the Investor fails to purchase the Note under the terms of the Purchase Agreement, the Company will be entitled to seek damages from the Investor for the breach of its purchase obligation under the Purchase Agreement and/or seek specific performance under Section 8.10 of the Purchase Agreement to require the Investor to consummate the purchase of the Second Additional Note.

Thus, we respectfully submit that Section 8.1 of the Purchase Agreement does not impact the Investor’s obligation to purchase the Second Additional Note pursuant to the Purchase Agreement or the ability of the Company to enforce remedies against the Investor for any failure to purchase the Second Additional Note under the terms and conditions set forth in the Purchase Agreement.

Securities and Exchange Commission

July 24, 2015

Exhibits

3.	Please file as an exhibit the convertible note issued on June 22, 2015 with an original principal amount of $500,000.

RESPONSE:

We respectfully inform the Staff that we have filed the June 22, 2015 convertible note referenced above as Exhibit 4.3 to the Form 8-K/A filed with Commission on July 22, 2015.

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact our counsel, Thomas Pritchard at 713-209-2911 or Sondra Jurica at 713-209-2912.

Yours truly,

/s/ Thomas C. Pritchard

Thomas C. Pritchard